April 7, 2005

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Form S-3 filed September 15, 2004
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	This letter supplements our comment letter dated January 28, 2005. Please simultaneously respond to both letters.

General

1. Please refer to your supplemental analysis dated December 30,
2004
regarding our prior comment no. 5. Please expand your analysis to discuss what role, if any, the employees of franchised hotels would play with respect to the award plan. If they would perform a role similar to that of issuer employees, please discuss whether they would be required to register as broker-dealers and whether they would be relying on an exemption from broker-dealer registration.

2. Please revise to clarify whether or not you will engage a broker-dealer in conjunction with your direct purchase program. Further, please include a discussion of who will handle funds and securities under the direct purchase program.

3. We note that you maintain the discretion to terminate participants` accounts and sell their shares under certain circumstances. Supplementally, please provide your analysis with respect to why the exercise of investment discretion and other direct involvement with respect to these accounts would not bring the company within the definition of a "broker" under section 3(a)(4) of the Securities Exchange Act of 1934. If such activity would bring the company within the definition of a broker, please discuss any applicable exemption from broker-dealer registration available to the company with respect to such activity.

4. Please disclose whether your Program Administrator is registered with the Commission as a transfer agent.

5. Please refer to page 18 of the Frequent Guest Loyalty Program prospectus. Your inclusion of "suitability standards" does not relieve Brinson Patrick Securities of its obligation to determine the suitability of recommendations made to investors. To avoid confusion, please refer to your standards as determining "eligibility" for the program rather than establishing "suitability."
Further, with respect to those standards, please discuss the purpose for requiring that applicants have "invested in stocks of publicly traded companies."

Jameson Stock Awards Enrollment Form

6. Please revise your Enrollment Form to separately set forth the consent for electronic delivery of offering materials and the consent for electronic delivery of "shareholder materials."

7. Please revise the enrollment form to delete the language that reads "...and have had an opportunity to review it."

8. Please revise to specify the form of electronic delivery. For example, if investors are consenting to electronic delivery via an email address, please state so. Also, tell us how you will obtain each participants email address. In this regard, we note that your consent form does not request this information.

9. You indicate in your enrollment form that investors must acknowledge that they are "aware of and understand the possible disadvantages and costs of electronic delivery only of Offering Materials and Shareholder Materials..." Please revise your form to briefly discuss the disadvantages and costs of electronic delivery.

*  *  *  *

      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jeffrey A. Shady, at (202) 942-1901, or me at
(202) 942-1960 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
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